Algonquin Power & Utilities Corp. Announces 2025 First Quarter Financial Results;
Plans to Host Investor Update Call on June 3
OAKVILLE, Ontario - May 9, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today financial results for the first quarter ended March 31, 2025. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“The Company recorded a constructive first quarter of 2025 with notable year-over-year improvements in our key financial metrics. Our results were solid, reflecting the strength of our core regulated utility operations, even when accounting for one-time items that contributed positive tailwinds,” said Rod West, Chief Executive Officer of AQN. “Since stepping into the role in early March, I have quickly gotten up to speed and I am encouraged by the opportunities ahead. I look forward to providing a further investor update on June 3.”
First Quarter 2025 Results for Continuing Operations1

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2025	2024	Change
Net Earnings for Regulated Services Group	$134.6	$93.8	43%
Net Earnings for Hydro Group	15.9	2.5	536%
Net Earnings for Corporate Group	(55.1)	(153.1)	64%
AQN Net Earnings	95.4	(56.8)	268%
AQN Adjusted Net Earnings[2]	111.6	80.1	39%
AQN Adjusted Net Earnings[2] per share	0.14	0.11	27%
Dividends declared to common shareholders	50.4	75.5	(33)%
1AQN's operations are organized across two business units consisting of: 1) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and 2) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the sale of the Company’s renewable energy business. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate interest expense and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.
2Please refer to "Non-GAAP Measures" below for further details.
First Quarter 2025 Operational Results and Corporate Actions
•Regulated Services Group saw growth from implementation of new rates and a non-recurring depreciation true up — The Regulated Services Group recorded first quarter 2025 year-over-year growth in net earnings of approximately 43%, primarily due to the implementation of new rates at several of the Company's electric, water and gas utilities, as well as a favourable non-recurring $8.2 million depreciation true up related to constructive regulatory orders. The Company also benefited from reduced interest expense as a result of repayment of debt with the proceeds of the sale of the Company's renewable energy business (excluding hydro) and the sale of its 42.2% ownership stake in Atlantica Sustainable Infrastructure plc ("Atlantica").

•First quarter net earnings positively impacted by additional non-recurring tax step-up — The Company benefited from a one-time $13.4 million income tax recovery stemming from a tax basis step-up during the Hydro Group's reorganization related to the sale of the Company's renewable energy business.
•Regulatory schedule progressing as the Company obtains conclusive orders in four separate rate cases — During the first quarter of 2025, the Company obtained conclusive orders, primarily by way of approved settlements, at its Midstates Gas (Missouri), Missouri Water, Arkansas Water and Granite State Electric utilities. Authorized revenue increases for these cases total approximately $22.3 million in aggregate.
•Corporate Group net earnings impacted due to sale of Atlantica — The Corporate Group’s net earnings were negatively impacted by the sale of the Company's ownership stake in Atlantica and the loss of related dividends. The repayment of debt with the proceeds of the Atlantica sale contributed to interest expense reductions across the Regulated Services Group and Corporate Group segments, which partly offset the loss of Atlantica dividends.
•Sale of the renewable energy business marks key achievement in strategic transition to pure-play regulated utility — On January 8, 2025, the Company completed the sale of its renewable energy business (excluding hydro) to a wholly-owned subsidiary of LS Power for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and approximately $150 million of such proceeds are currently expected to be received at a later date in 2025 upon monetization of tax attributes on certain in-construction projects.
•Leadership transition supports AQN's ongoing transformation — On March 7, 2025, Roderick (Rod) West joined the Company as Chief Executive Officer, and Brian Chin, Vice President of Investor Relations, assumed the role of Interim Chief Financial Officer. A nationally recognized search firm has been engaged to assist in identifying a permanent Chief Financial Officer.
•Investor Update scheduled for June 3, 2025 — Consistent with comments made on the previous earnings call regarding an approximately 90-day review period for the incoming management team, the Company plans to hold an investor update on June 3, 2025, at 1:30 p.m. ET, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President of Investor Relations, Brian Chin. The update is expected to include the Company's forward-looking financial outlook. Details for the call and accompanying webcast are below.
AQN's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and management discussion & analysis for the three months ended March 31, 2025 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).

Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, May 9, 2025, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President, Investor Relations, Brian Chin.

Date:	Friday, May 9, 2025
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	4990414
Webcast:	https://edge.media-server.com/mmc/p/fyef9ok5
Presentation also available at: www.algonquinpower.com
Investor Update Call
AQN will hold an investor update at 1:30 p.m. eastern time on Tuesday, June 3, 2025, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President, Investor Relations, Brian Chin.

Date:	Tuesday, June 3, 2025
Time:	1:30 p.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	7105211
Webcast:	https://edge.media-server.com/mmc/p/6hxz6o7y
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans", and “seeks” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: expectations regarding rate cases, including the expected outcomes thereof; expectations regarding the proceeds from the sale of the Company’s renewable energy business; and expectations and plans regarding an investor update currently scheduled for June 3, 2025. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2024, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term “Adjusted Net Earnings”, which is used in this news release, is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-

GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2025	2024
Net earnings (loss) attributable to shareholders	$96.8	$(89.1)
Add (deduct):
Loss (Earnings) from discontinued operations	(1.4)	32.3
Loss (Gain) on derivative financial instruments	7.2	(0.1)
Other net losses[1]	5.6	4.4
Loss (Gain) on foreign exchange	3.9	(0.5)
Change in value of investments carried at fair value[2]	—	147.7
Adjustment for taxes related to above	(0.5)	(14.6)
Adjusted Net Earnings	$111.6	$80.1
Adjusted Net Earnings per common share	$0.14	$0.11

1	See unaudited interim condensed consolidated statement of operations
2	See Note 6 in the unaudited interim condensed consolidated financial statements.